# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ardagh Metal Packaging S.A., CIK 0001845097
CUSIP: L02235106
Title of class of securities: Ordinary Shares, with a nominal value of (euro)0.01 per share
Address of issuer's principal executive offices: 56, rue Charles Martel, Luxembourg, Luxembourg (N4), L-2134
Date of event which requires filing of this statement: 11/12/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000947871-22-000229
Filed by CIK 0001689662

## Reporting persons
- Ardagh Group S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 454,375,314; sole dispositive power 0; shared dispositive power 454,375,314; aggregate amount beneficially owned 454,375,314 (76.02% of the class)
  Comment: Item 11: Calculated based on 597,699,586 ordinary shares of Ardagh Metal Packaging S.A. outstanding as of November 13, 2025.
- ARD Holdings S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Item 11: Calculated based on 597,699,586 ordinary shares of Ardagh Metal Packaging S.A. outstanding as of November 13, 2025.
- Paul Coulson: type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); sole voting power 125,000; shared voting power 0; sole dispositive power 125,000; shared dispositive power 0; aggregate amount beneficially owned 125,000 (0% of the class)
  Comment: Item 11: Calculated based on 597,699,586 ordinary shares of Ardagh Metal Packaging S.A. outstanding as of November 13, 2025.

## Item 1. Issuer
Name of issuer: Ardagh Metal Packaging S.A.
Address of issuer's principal executive offices: 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of:

Ardagh Group S.A.
ARD Holdings S.A.
Paul Coulson
Address of principal business office or, if none, residence:
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg (with respect to Ardagh Group S.A. and ARD Holdings S.A.)

Kosta, Porto Heli, Argolis 21300, Greece (with respect to Paul Coulson)
Citizenship:
Luxembourg (with respect to Ardagh Group S.A. and ARD Holdings S.A.)
Ireland (with respect to Paul Coulson)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As previously reported on Amendment No. 2 to this Schedule 13G, filed with the Securities and Exchange Commission for the fiscal year ending December 31, 2022, Ardagh Group S.A. ("AGSA") indirectly owns 454,375,314 ordinary shares of Ardagh Metal Packaging S.A., which at that time were held directly by AGSA's wholly-owned direct subsidiary Ardagh Investments Holdings Sarl. ARD Holdings S.A., indirectly through its subsidiaries, previously controlled AGSA and may have been deemed to be the ultimate beneficial owner of the ordinary shares indirectly held by AGSA. Paul Coulson controlled ARD Holdings S.A. AGSA, ARD Holdings S.A. and Paul Coulson are all "Reporting Persons" for purposes of this Amendment No. 3 to Schedule 13G.

The recapitalization transactions effected by AGSA and its affiliates (the "Transactions") are described in more detail in that certain Transaction Support Agreement, dated July 28, 2025 (the "TSA"), by and among AGSA, certain affiliated entities of AGSA, certain holders of indebtedness of such affiliated entities, Ardagh Holdings S.A., Paul Coulson, and an exchange agent, and in related announcements made by AGSA and certain of its affiliates. The purpose of the Transactions was to effect a comprehensive recapitalization of AGSA and certain of its affiliates. Among other matters, the Transactions involved the transfer of all the issued and outstanding shares of Ardagh Holdings S.A. previously held by affiliates of AGSA, ARD Holdings S.A. and Paul Coulson to the holders of certain indebtedness of AGSA and its affiliates, and the subsequent transfer of all the issued shares of AGSA to Ardagh Holdings S.A. for no consideration as a result of a Luxembourg share pledge appropriation instructed by certain holders of the indebtedness of AGSA and certain of its affiliates. As a result of the Transactions, Ardagh Holdings S.A. became the direct holder of 100% of the equity interests of AGSA and each of ARD Holdings S.A. and Paul Coulson can no longer be deemed to be the indirect beneficial owners of more than 5% of the voting securities of Ardagh Metal Packaging S.A. for purposes of Section 13 of the Securities Exchange Act of 1934 and are each no longer a Reporting Person on this Schedule 13G. ARD Holdings S.A. and Paul Coulson will cease to file amendments to the Schedule 13G as of the date hereof. Ardagh Holdings S.A., as the new ultimate beneficial owner of the ordinary shares of Ardagh Metal Packaging S.A. beneficially owned by AGSA, and AGSA will file a joint Schedule 13D today in respect of their beneficial ownership interest in the ordinary shares of Ardagh Metal Packaging S.A. indirectly held by AGSA.

Ardagh Group S.A.: 454,375,314

ARD Holdings S.A.: 0

Paul Coulson: 125,000
Percent of class:
Calculated based on 597,699,586 ordinary shares of Ardagh Metal Packaging S.A. outstanding as of November 13, 2025.

Ardagh Group S.A.: 76.02%

ARD Holdings S.A.: 0%

Paul Coulson: 0%
Sole power to vote or to direct the vote:
Ardagh Group S.A.: 0

ARD Holdings S.A.: 0

Paul Coulson: 125,000
Shared power to vote or to direct the vote:
Ardagh Group S.A.: 454,375,314

ARD Holdings S.A.: 0

Paul Coulson: 0
Sole power to dispose or to direct the disposition:
Ardagh Group S.A.: 0

ARD Holdings S.A.: 0

Paul Coulson: 125,000
Shared power to dispose or to direct the disposition:
Ardagh Group S.A.: 454,375,314

ARD Holdings S.A.: 0

Paul Coulson: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ardagh Group S.A.: /s/ Mark Porto, Mark Porto / Director (11/19/2025)
- Ardagh Group S.A.: /s/ Herman Troskie, Herman Troskie / Director (11/19/2025)
- ARD Holdings S.A.: /s/ Paul Coulson, Paul Coulson / Director (11/19/2025)
- ARD Holdings S.A.: /s/ Gerald Moloney, Gerald Moloney / Director (11/19/2025)
- Paul Coulson: /s/ Paul Coulson, Paul Coulson (11/19/2025)